Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-130126
November 29, 2007
Aetna Inc.
Final Term Sheet
$700,000,000 6.75% Senior Notes due Dec 15, 2037

Issuer:	Aetna Inc.

Ratings (Moody’s/S&P/Fitch):	A3/A-/A-

Note Type:	Senior Notes

Legal Format:	SEC Registered

Principal Amount:	$700,000,000

Trade Date:	November 29, 2007

Settlement Date (T+3 days):	December 4, 2007

Maturity Date:	December 15, 2037

Coupon:	6.75%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	December 15 and June 15

First Pay Date:	June 15, 2008

Day Count:	30/360

Pricing Benchmark:	4.75% due 2/2037

Benchmark Spot:	106-16+

Benchmark Yield:	4.353%

Reoffer Spread to Benchmark:	+245 bps

Reoffer Yield:	6.803%

Price to Public / Reoffer Price:	99.322%

Underwriting Fees:	0.875%

Use of Proceeds:	Net proceeds will be used to repay outstanding commercial paper and, to the extent of any remaining proceeds, for general corporate purposes, including share repurchases

Optional Redemption:	At the greater of 100% of the principal amount of the notes or at a make-whole using a discount rate of Treasury plus 40 basis points

Minimum Denomination:	$2,000 x $1,000

Joint Bookrunning Managers:	Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated

Senior Co-Managers:	Bank of America Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Greenwich Capital Markets, Inc., UBS Securities LLC, Wachovia Capital Markets, LLC

Junior Co-Managers:	BNY Capital Markets, Inc., Fifth Third Securities, Inc., Lazard Capital Markets LLC, NatCity Investments, Inc., Piper Jaffray & Co., PNC Capital Markets LLC

CUSIP Number:	00817Y AG3

ISIN Number:	US00817YAG35

Aetna Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Aetna Inc. has filed with the SEC for more complete information about Aetna Inc. and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 1-866-471-2526 or from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.